FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 25, 2002

ARM Holdings plc

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

ARM Holdings plc

INDEX TO EXHIBITS

<u>Item</u>

1. Press release dated March 25, 2002

2. Press release dated March 18, 2002

3. Section 198 Notification

4. Notification of interests of directors and connected persons (2)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARM Holdings plc

Date: March 25, 2002

By:
Name: Tim Score
Title: Chief Financial Officer

Item 1

AMBA INTERCONNECT TECHNOLOGY GAINS FURTHER INDUSTRY MOMENTUM

AMBA Design Kit secures 35 licensees in just six months

CAMBRIDGE, UK – Mar. 25, 2002 – ARM [(LSE: ARM); (Nasdaq: ARMHY)], the industry's leading provider of 16/32-bit embedded RISC processor solutions, today announced that it has signed 35 design licensees for the AMBA® Design Kit since its release last year, further demonstrating wide industry acceptance of AMBA technology. The licensees will use the AMBA Design Kit to significantly improve their system-on-chip (SoC) design flows.

The AMBA Design Kit provides a generic, stand-alone environment to enable the rapid creation of AMBA technology-based components and SoC designs. Containing a comprehensive set of basic components and several example system designs, the AMBA Design Kit reduces time-to-market by providing the common foundations for product design based upon the AMBA interface. This frees up engineers to focus on application-specific issues to maximize product performance and obtain the best results from the high-performance capabilities of AMBA technology.

"AMBA has clearly established itself as a de facto standard for interconnect within our industry," said Jonathan Morris, ARM Infrastructure program manager. "The strong uptake of the AMBA Design Kit by our Partners, including recent licensees Agere Systems and Toshiba, adds to the momentum that AMBA technology has already achieved."

"We expect the AMBA Design Kit will provide us with a significant time-to-market advantage in the development of AMBA technology-based SoC designs, so it makes sense for us to adopt it within our design flow," said Don Friedberg, director, Methodologies and Systems Design at Agere Systems.

"AMBA technology remains the keystone of our interconnect strategy for ARM® processor-based designs, and the AMBA Design Kit offers a comprehensive library of components on which to build. The high-quality source code contained in the AMBA Design Kit provides excellent value to our design flow," said Koji Kito, senior

- more -

manager of Network System LSI Department, Network & Telecom System LSI Division at Toshiba's Semiconductor Company.

The AMBA specification is generally regarded within the IC design industry as one of the most popular, easy-to-use and widely-supported interconnect standards available. With a wide third-party IP base and extensive EDA tool support from many of the industry's leading EDA suppliers, AMBA technology provides a top-to-bottom solution for interface-based design of high-performance systems.

Since the AMBA interface is processor and technology independent, it enhances the reusability of peripheral and system macrocells across a wide range of applications. To date, the specification has been adopted by more than 90 percent of ARM's Partners, downloaded from the ARM web site by more than 2000 engineers, and has been successfully implemented in hundreds of ASIC designs.

Price and availability

The AMBA Design Kit is available from ARM now, contact sales@arm.com for details.

About ARM

ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at www.arm.com.

ENDS

Item 2

TAIWAN'S CHIP IMPLEMENTATION CENTER LICENSES ARM CORE FOR ACADEMIC RESEARCH PROJECTS

CAMBRIDGE, UK – Mar. 18, 2002 – ARM [(LSE:ARM); (Nasdaq:ARMHY)], the industry's leading provider of 16/32-bit embedded RISC processor solutions, today announced that the Chip Implementation Center, part of the National Science Council of Taiwan R.O.C., has licensed the ARM922T™ microprocessor core. Through the Chip Implementation Center (CIC), several Taiwanese universities will be able to use the licence to design ARM922T core-based SoCs for academic research projects.

By licensing the ARM922T core, which will be used for a wide range of research projects, university students will benefit from early exposure to one of the world's best-known and widely-used microprocessor architectures.

"One of the most significant challenges faced by every player in the silicon industry is the problem of recruiting talented engineers," said Philip Lu, president, ARM Taiwan. "By licensing the ARM922T microprocessor core to CIC, we are effectively ensuring that there will be a pool of highly-skilled graduates in Taiwan in the future. At the same time, we are also underlining our commitment to grow our presence in Taiwan and offer the best support possible."

"Taiwan is already established as one of the world's leading technology production centers, and or engineers are looking to expand their technical know-how and expertise to enable them to develop more value-added key components and system products," said Chen-Yi Lee, Director of Chip Implementation Center. "This agreement will give our R&D engineers of tomorrow access to one of the most popular microprocessor architectures and allow them to gain considerable expertise in designing ARM core-based SoCs."

About ARM

ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient

RISC processors, peripherals, and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming the volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at www.arm.com.

ENDS

Item 3

THE CAPITAL GROUP COMPANIES, INC.
333 South Hope Street, Los Angeles, California 90071 · Telephone (213) 486-9200 · Fax (213) 486-9217

18 March 2002

BY FAX - ORIGINAL IN POST
(44 1223 400546)

Arm Holdings plc
110 Fulbourn Road
Cambridge
CB1 9NJ
England

Re: Section 198 Notification

Company Secretary:

Enclosed is a Section 198 Notification dated 15 March 2002.

Please note that one or more of the affiliates of The Capital Group Companies, Inc. have made notifications to your company pursuant to Section 198 previously. For a description of our organization, please visit our Web site at www.capgroup.com.

For the purposes of this Notification an outstanding share balance of 1,011,835,175 shares was used to calculate the percentages of holdings of the relevant share capital which determine the notifiable interest. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so we may make the necessary revisions to this Notification.

Should you have questions or require additional information, please contact Inmo Khang at (213)452-2064 or Gina Martinez at (213)452-2295, or send a fax message to (213)486-9698. Alternatively, you may contact us via E-mail at NonUSReporting@capgroup.com.

Regards,

Gina Martinez
Compliance Associate

198/90/I

To: Arm Holdings plc
110 Fulbourn Road
Cambridge
CB1 9NJ
England

Date: 15 March 2002

SECTION 198 NOTIFICATION
Notification of Increase

This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International, Inc., Capital International S.A., Capital International Limited, and Capital Guardian Trust Company, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

Share capital to which this relates:

Ordinary Shares (1,011,835,175 shares outstanding)

Number of shares in which the Companies have an interest:

53,978,017

Name(s) of registered holder(s):

See Schedule B

As of 15 March 2002

Arm Holdings plc

	Number of Shares	Percent of Outstanding
The Capital Group Companies, Inc. ("CG") holdings	**53,978,017**	**5.33%**
Holdings by CG Management Companies and Funds:		
• Capital Guardian Trust Company	22,023,367.00	2.18%
• Capital International Limited	15,716,700.00	1.55%
• Capital International S.A.	3,087,740.00	0.31%
• Capital International, Inc.	150,210.00	0.01%
• Capital Research and Management Company	13,000,000.00	1.28%

Schedule A

Schedule of holdings in Arm Holdings plc
As of 15 March 2002

Capital Guardian Trust Company

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	3,336,900
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	371,717
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	8,726,842
BT Globenet Nominees Ltd. 1 Appold Street Broadgate London EC2A 2HE	174,000
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	3,871,108
Cede & Co. 55 Water Street New York, NY 10006	414,000
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	823,000
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	554,700

Citibank London 11 Old Jewry London EC2R 6D8 UK	437,300
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	2,869,200
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	9,800
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	39,400
State Street Bank & Trust Co.	60,200
Citibank NA Toronto	44,600
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	11,000
ROY Nominees Limited 71N Queen Victoria Street London EC4V 4DE United Kingdom	20,100
Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	259,400
TOTAL	**22,023,367**

Capital International Limited

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	501,700
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	3,096,873
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	3,773,900
Midland Bank plc 5 Laurence Poulney Hill EC4R 0E, United Kingdom	228,900
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	3,266,500
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	89,000
Citibank London 11 Old Jewry London EC2R 8D9 UK	136,400
Morgan Guaranty 83 Pall Mall London SW1Y 5ES UK	370,100

Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	2,564,583
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	25,100
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	103,200
State Street Bank & Trust Co.	171,100
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	53,600
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	594,600
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	200,500
Northern Trust AVFC South Africa	334,100
KAS UK Kass Associate P.O Box 178 1000 AD Amsterdam	42,544

Bank One London	164,000
TOTAL	**16,716,700**

Capital International S.A.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	20,200
Bank of New York Nominess Bank of New York 3 Birchin Lane London EC3V 9BY	87,900
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	888,600
Credit Suisse London Branch 24 Bishopsgate London EC2n4BQ UK	46,700
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	242,300
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	32,200
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	1,263,300
National Westminster Bank	159,400

Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street		50,700
Vidacos Nominees Ltd. Citibank N.A. Lewisham House, 25 Molesworth St. London SE13 7EX		76,000
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom		18,900
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom		243,700
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA		157,840
	TOTAL	**3,087,740**

Capital International, Inc.

Registered Name		Local Shares
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY		30,900
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD		119,310
	TOTAL	**150,210**

Capital Research and Management Company

Registered Name	Local Shares
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	13,000,000
TOTAL	13,000,000

Item 4

16:15 15 Feb REG-ARM Holdings PLC <ARM.L> Director Shareholding

RNS Number:5737R
ARM Holdings PLC
15 February 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

ARM Holdings plc

2) Name of director

Sir Robin Saxby

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

2 Above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

2 Above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Sale of shares

7) Number of shares/amount of stock acquired

N/A

8) Percentage of issued class

N/A

9) Number of shares/amount of stock disposed

500,000

10) Percentage of issued class

0.05%

11) Class of security

Ordinary shares

12) Price per share

Average price of £3.02154

13) Date of transaction

12th - 15th February 2002

14) Date company informed

15/02/02

15) Total holding following this notification

25,632,860

16) Total percentage holding of issued class following this notification

2.53%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Ramsey Shubbar - 020 7678 3589

25) Name and signature of authorised company official responsible for making this notification - Clare Jennings

Date of Notification 15th February 2002

1) Name of company

ARM Holdings plc

2) Name of director

Sir Robin Saxby

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

2 Above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

2 Above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Transfer of shares

7) Number of shares/amount of stock acquired

N/A

8) Percentage of issued class

N/A

9) Number of shares/amount of stock disposed

167,000

10) Percentage of issued class

0.02%

11) Class of security

Ordinary Shares

12) Price per share

N/A

13) Date of transaction

14/02/02

14) Date company informed

15/02/02

15) Total holding following this notification

25,465,860

16) Total percentage holding of issued class following this notification

2.52%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Ramsey Shubbar - 020 7678 3589

25) Name and signature of authorised company official responsible for making this notification - Clare Jennings

Date of Notification 15th February 2002

END

RDSMGGM2VKMGZZM

Friday, 15 February 2002 16:15:39
ENDS [nRNSO5737R]

SCHEDULE 11
NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No

All relevant boxes should be completed in block capital letters.

1. Name of company ARM HOLDINGS PLC	2. Name of director LAWRENCE G. TESLER
3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest	4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) LAWRENCE G. TESLER AND COLLEEN BARTON AS TRUSTEES OF THE TESLER/BARTON 1998 TRUST.
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)	6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary SALE OF SHARES.

11

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
—	—	9000	0.0009

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed
ORDINARY	4.1497 US dollars	14/2/2002	16/2/2002

15. Total holding following this notification	16. Total percentage holding of issued class following this notification
81,000	0.0081

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	18. Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	20. Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22. Total number of shares or debentures over which options held following this notification
23. Any additional information	24. Name of contact and telephone number for queries

25. Name and signature of authorised company official responsible for making this notification

Date of notification Mon. 18th February ~~19~~ 2001 M. JACKSON M. Jackson

London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 0171 588 6057, 0171 334 8964/8965/8966 **(PLEASE DO NOT POST)**
Enquiries: Company Monitoring and Enquiries: Telephone: 0171 797 3333 (option 3)